UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at December 10, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 10, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

  TASEKO TO RELEASE FISCAL 2007 YEAR END RESULTS ON DECEMBER 12, 2007

December 10, 2007 Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB), a mining exploration, development and production company, will release its fourth quarter and year end results on Wednesday, December 12, 2007 after market close and will host a conference call on Thursday, December 13 at 11:00 AM Eastern Time (8:00 AM Pacific Time) to discuss these results. The conference call may be accessed by dialing (888) 239-5359 in Canada and the United States, or (913) 312-0387 internationally. A live and archived audio webcast will also be available at www.tasekomines.com in the Corporate Events section of the Investor Centre.

The conference call will be archived for later playback until December 20, 2007 and can be accessed by dialing (888) 203-1112 in Canada and the United States or (719) 457-0820 internationally, using the passcode 7441565.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

Neither the TSX nor American Stock Exchange accepts responsibility for the adequacy or accuracy of this release.